November 8, 2013	Lisa M. Kahle
T+1 (415) 315-6320
F+1 (415) 315-6033
lisa.kahle@ropesgray.com

Via EDGAR and Federal Express

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultragenyx Pharmaceutical Inc.

Confidential Draft Registration Statement on Form S-1

Submitted October 4, 2013

CIK No. 0001515673

Dear Mr. Riedler:

On behalf of Ultragenyx Pharmaceutical Inc. (“Ultragenyx” or the “Company”), we are responding to the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated October 31, 2013 (the “Comment Letter”), relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Draft Registration Statement has been amended and Ultragenyx is hereby filing its Registration Statement on Form S-1 (“Filing No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.	If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

The Company respectfully acknowledges the Staff’s comment.

2.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully acknowledges the Staff’s comment.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully acknowledges the Staff’s comment and will, under separate supplemental cover, provide copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act, as well as research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act, if any.

4.	We note that you submitted a confidential treatment request on October 4, 2013. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter.

The Company respectfully acknowledges the Staff’s comment.

Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

“We are a development-stage company…” page 10

5.	Please expand this risk factor or include a standalone risk factor that discusses the risks associated with the fact that the potential markets in which your product candidates may ultimately receive regulatory approval are very small, such that even with a significant market share and acceptance, your products may not become profitable.

The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 23 of Filing No. 1.

“Even if this offering is successful, we expect that we will need to raise additional funding…”

6.	Please revise this risk factor and the related discussion on page 65 to clarify whether your existing funds that you expect to be sufficient to fund your operations for the next 12 months include the proceeds from this offering.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

The Company respectfully acknowledges the Staff’s comment and has revised pages 12 and 66 of Filing No. 1.

“We are subject to a multitude of manufacturing risks…” page 20

7.	To the extent you have experienced any significant costs, delays or other difficulties to date as a result of contamination, equipment failure, or similar events, please revise this risk factor to include a brief description of those costs, delays or difficulties.

The Company respectfully acknowledges the Staff’s comment and has revised page 20 of Filing No. 1.

“We may be involved in lawsuits to protect or enforce our patents…” page 32

“We may be subject to claims that our employees…” page 32

“We may be subject to claims challenging the inventorship of our patents…” page 33

8.	Please revise the text, and, if applicable, the headings of these risk factors to clarify the extent to which you are currently a party to or involved in the type of lawsuits or claims described.

The Company respectfully acknowledges the Staff’s comment and has revised page 32 of Filing No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, pages 57-61

9.	On pages 57 through 61 of your discussion about the fair value of stock option grants, you indicate that you utilized and assumed an annual volatility rate based on “comparable publicly traded biopharmaceutical companies.” Please tell us the name of these companies and explain to us why you deemed them to be comparable to you. In your response, for each of these companies, tell us the following information at your valuation dates:

•	annual revenues;

•	annual product revenues;

•	net income/loss;

•	assets;

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

•	equity;

•	number of products in development and their stages of development;

•	number of marketed products;

•	market capitalization; and

•	volatility.

The Company respectfully advises the Staff that the Company considered various factors in evaluating which comparable publicly traded biopharmaceutical companies should be used in calculating its annual volatility rates. In evaluating similarity of the companies, the Company considered factors such as the industry, stage of life and program cycle, size and financial leverage. The peer group of publicly traded companies in the valuation reports is comprised of companies that focus primarily on developing biopharmaceutical treatments for rare, or orphan, diseases, which is consistent with the focus of the Company. Orphan disease companies generally have several unique characteristics, such as: the numbers of patients targeted for treatment are small; because pricing for these therapies can be relatively high, gross margins can therefore also be relatively high; research and development costs and general and administrative costs to support the products tend to be lower than those of traditional pharmaceutical products; and competition is typically limited.

The Company periodically reevaluates the list of comparable publicly traded biopharmaceutical companies and updates the list as deemed necessary, taking into consideration the development stage or unique characteristics of the companies based on the information available at the time. The Company’s peer group of publicly traded companies consisted of nine companies for the June 30, 2012 valuation report; nine companies for the December 31, 2012 valuation report; 10 companies for the June 30, 2013 valuation report; and 11 companies for the September 30, 2013 valuation report. The selected peer guideline public companies changed as of December 31, 2012 in order to include companies that were expected to generate product revenues while excluding very large public companies that the Company determined were no longer comparable companies based on size and program cycle. The number of selected peer guideline public companies has increased as of June 30, 2013 and September 30, 2013 in order to include companies that have filed for an initial public offering in the last year and had a meaningful trading history.

Several companies selected for the Company’s analysis are revenue-generating and are therefore at a more advanced development stage than the Company. These include BioMarin, Swedish Orphan Biovitrum, and ViroPharma. It was necessary to include

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

such companies in the analysis in order to generate a meaningful basis for the calculation of various multiples. The Company also included some companies with no marketed products, which are at a similar development stage, such as Sarepta and Amicus.

Comparable Companies	Valuation Report				Comment
	6/12	12/12	6/13	9/13

Alexion Pharmaceuticals, Inc.	X				Deleted 12/12 - large public company determined to be no longer comparable based on size and program cycle
Alnylam Pharmaceuticals, Inc.	X	X	X	X	Has orphan drug programs
Amicus Therapeutics, Inc.	X	X	X	X	Has orphan drug programs
BioMarin Pharmaceutical, Inc.	X	X	X	X	Has orphan drug programs
Corcept Therapeutics, Inc.	X				Deleted 12/12–due to limited revenues from Korlym tablets
Hyperion Therapeutics, Inc.				X	Added 9/13 – company went public in July 2012
Intermune, Inc.			X	X	Added 6/13 – began selling Esbriet in Germany and other EU countries in 2012
Isis Pharmaceuticals, Inc.	X	X	X	X	Has orphan drug programs
Protalix Biotherapeutics, Inc.		X	X	X	Added 12/12– began generating sufficient revenues in 2012 and has orphan drug program
Raptor Pharmaceuticals, Inc.	X	X	X	X	Included due to focus on rare diseases
Sarepta Pharmaceuticals, Inc.	X	X	X	X	Has orphan drug programs
Shire plc	X				Deleted 12/12 - very large public company determined to be no longer comparable based on size and program cycle
Swedish Orphan Biovitrum AB		X	X	X	Added 12/12– Has orphan drug programs
Viropharma, Inc.		X	X	X	Added 12/12– Has orphan drug programs

The average volatility for the comparable publicly traded biopharmaceutical companies over various time periods ranged from 38% to 104% and the aggregate average across the peer group was 56%. Because the Company is smaller and less established than some of the larger companies included in the analysis, it used a higher volatility than the aggregate average across the peer group, which was closer to the volatility of the smaller companies in the analysis. The comparable publicly traded biopharmaceutical companies and the information requested by the Staff is set forth in the table below as of September 30, 2013 (or June 30, 2013 if September results have not yet been reported):

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

Company Name	LTM Revenue	LTM Product Revenues	LTM Net Income/ (Loss)	Assets	Equity	Number of Products in Development						Market Cap	Average Volatility
						Marketed	Filed	Phase 3	Phase 2	Phase 1	Pre-clinical
Alexion	1,430	1,430	353	3,050	2,355	1	—	—	1	3	—	22,716	37%

Alnylam	53	—	(109)	463	308	—	—	—	2	4	5	4,030	54%

Amicus	—	N/A	(59)	82	40	—	—	1	1	—	2	115	86%

BioMarin	525	525	(120)	1,602	1,276	4	1	2	1	2	—	10,111	38%

Corcept	6	6	(43)	80	40	1	—	1	1	—	Multiple	173	64%

Hyperion	8	—	3	134	116	2	—	—	1	—	—	525	53%

InterMune	41	53	(207)	451	95	1	—	—	—	—	1	1,260	86%

Isis	113	N/A	(52)	789	401	2	—	2	14	3	9	4,329	57%

Protalix	12	N/A	(27)	62	(12)	1	—	—	1	2	3	424	46%

Raptor	N/A	N/A	(42)	68	20	1	—	1	2	—	2	890	47%

Sarepta	22	—	(173)	184	89	—	—	—	1	2	3	1,584	104%

Shire	4,874	4,639	643	8,388	4,169	27	—	2	5	1	—	22,193	26%

Swedish	295	152	(31)	978	717	5	—	3	—	—	—	2,643	46%

ViroPharma	430	430	(72)	1,113	728	4	1	—	4	1	1	2,572	46%

												Mean	56%

			LTM – last twelve months									Median	50%

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

10.	Please provide in your filing containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

The Company respectfully acknowledges the Staff’s comment and will, in a future filing of the registration statement containing the estimated IPO price range, provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range and will reconcile and explain the differences between the mid-point of the estimated offering price range and the fair values included in the Company’s analysis.

11.	Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.

The Company respectfully acknowledges the Staff’s comment and has revised pages 60 and 62 of Filing No. 1 to reflect the grant of stock options on November 1, 2013.

Results of Operations

Research and Development Expenses, pages 62 and 63

12.	Please expand your tables of Research & Development costs by project to include a column for total Research & Development expenses incurred for each project since inception.

The Company respectfully acknowledges the Staff’s comment and has revised pages 63 and 64 of Filing No. 1.

Business

Product Candidates

Biologics product candidates – rhPPCA, page 75

13.	Please expand your discussion in this section to disclose your plans to continue preclinical development of rhPPCA.

The Company respectfully acknowledges the Staff’s comment and has revised page 77 of Filing No. 1.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

Small-molecule product candidates

Triheptanoin for the treatment of LC-FAOD – Triheptanoin background and clinical development, page 78

14.	Please expand your discussion on page 78 to provide a brief description of the serious adverse events and identify those that were considered related to triheptanoin treatment.

The Company respectfully acknowledges the Staff’s comment and has revised page 80 of Filing No. 1.

Triheptanoin for the treatment of Glut 1 DS, page 80

15.	Please revise your disclosure to explain what you mean by an “adaptive Phase 2 study.”

The Company respectfully acknowledges the Staff’s comment and has revised page 82 of Filing No. 1.

SA-ER for the treatment of HIBM

SA-ER background and clinical development, page 83

16.	Please expand your disclosure to describe briefly the nature of the debate in the literature regarding HIBM and how any alternative evidence or theory may affect the development of your product candidate.

The Company respectfully acknowledges the Staff’s comment and has revised page 85 of Filing No. 1.

17.	You state that improvement demonstrated in your Phase 2 study was statistically significant or trended towards statistical significance. Please explain what you mean by trended towards statistical significance. In addition, please expand your discussion to identify the p-values and to explain what the p-values measure.

The Company respectfully acknowledges the Staff’s comment and has revised pages 85 and 86 of Filing No. 1. Additionally, the 24-week data from the Phase 2 study of SA-ER results came from an interim analysis of the trial, and detailed results were not disclosed, as the final top-line 48-week results are anticipated later in 2013, which results will be disclosed in the prospectus to the extent available. A detailed

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

presentation or publication of the 24- and 48-week data is planned for 2014, as noted in Filing No. 1.

License Agreements

Kyowa Hakko Kirin, page 85

18.	Please expand your description of your agreement with KHK:

•	to describe the applicable transition date; and

•	to disclose the range of royalties to which you may be entitled, expressed as a percentage within ten percent.

The Company respectfully acknowledges the Staff’s comment and has revised pages 87 and 88 of Filing No. 1.

Intellectual Property, page 90

19.	Please revise your discussion of your patents to specify the expiration dates for your material issued patents rather than grouping such dates with the estimated expiration dates of pending patent applications.

The Company respectfully acknowledges the Staff’s comment and has revised page 92 of Filing No. 1.

Manufacturing, page 91

20.	Please expand your descriptions of your agreements with Rentschler and Cremer Oleo to describe the duration and termination provisions of such agreements.

The Company respectfully acknowledges the Staff’s comment and has revised pages 93 and 94 of Filing No. 1.

Management

Non-Employee Directors, page 106

21.	Please specify the directorships held by Mr. Aliski, including any held during the past five years pursuant to Item 401(e)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that no directorships held by Mr. Aliski, including any held during the past five years are required to be disclosed pursuant to Item 401(e)(2) of Regulation S-K.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

Description of Capital Stock, page 132

22.	We note your disclosure entitled “Exclusive Jurisdiction of Certain Actions” on page 132. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

The Company respectfully acknowledges the Staff’s comment and has revised page 135 of Filing No. 1.

Financial Statements

Note 12, Stock-Based Awards, page F-25

23.	Tell us why expected volatility declined to 67% in 2012 from 75% in 2011 and then increased to 75% in 2013 (page F-41).

The Company respectfully advises the Staff that, in accordance with the Interpretive Response Question Six of SAB Topic 14D1, the Company considered the individual volatilities of the comparable companies as discussed in the response to comment number 9 above in establishing the expected volatility for its stock-based awards. The Company considered the mean volatility as well as the range of volatilities for the comparable companies included in the analysis. After consideration, the Company used an estimated volatility of 75% for the year ended December 31, 2011 and 67% for the year ended December 31, 2012. For the six months ended June 30, 2013, the Company used an estimated volatility of 75%, and has used this same rate for the nine months ended September 30, 2013. The volatilities used by the Company in calculating its stock-based compensation were generally higher than the mean volatilities for the comparable companies as the Company believes that given its early stage of development, it would have a higher volatility than the comparable public companies.

The mean volatility for the comparable companies during the year ended December 31, 2012 was lower than the mean volatility for 2011 and the periods to date in 2013. The Company did not adjust the mean in 2012, which was approximately 64%, as much as it did in the other periods. As such, the Company respectfully advises the Staff that it chose to use 67% as the expected volatility for the 2012 period. The Company also advises the Staff that if it had used 75% as the expected volatility rather than 67% in 2012, the impact to the financial statements would not have been material. The impact

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

November 8, 2013

to stock-based compensation expense would have been an increase of $20,000, which would be recognized to expense over the requisite service period of the awards, and a $4,000 increase to the expense recorded for the year ended December 31, 2012.

Item 16. Exhibits and financial statements schedules.

(a) Exhibits, page II-5

24.	Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it will include the form of lock-up agreement as an exhibit to the Underwriting Agreement in a future filing of the registration statement to be filed as Exhibit 1.1 to the registration statement.

*        *        *         *        *

We thank you in advance for your consideration of this response. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Lisa M. Kahle

Lisa M. Kahle

LMK: lcv

cc:	Shalini Sharp, Ultragenyx Pharmaceutical, Inc.
Ryan A. Murr, Ropes & Gray LLP
B. Shayne Kennedy, Latham & Watkins LLP